UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 1)1

                               NETIQ CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  64115 P 10 2
                                 (CUSIP Number)

                                Michael Bennett
                        Mission Critical Software, Inc.
                            13939 Northwest Freeway
                               Houston, TX 77040
                                 (888) 323-6768

                                   Copies to:
                                William M. Kelly
                             Davis Polk & Wardwell
                              1600 El Camino Real
                              Menlo Park, CA 94025
                                 (650) 752-2000
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               February 26, 2000
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 6 Pages)

--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Mission Critical Software, Inc.    I.R.S. Identification No.: 76-0509513
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)
                                                                      (b)

        N/A
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
        N/A
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        State of Delaware
--------------------------------------------------------------------------------
       NUMBER OF SHARES          7    SOLE VOTING POWER
         BENEFICIALLY                 3,520,234
         OWNED BY EACH
       REPORTING PERSON
             WITH
--------------------------------------------------------------------------------
                                8     SHARED VOTING POWER
                                      3,845,983
--------------------------------------------------------------------------------
                                9     SOLE DISPOSITIVE POWER
                                      3,520,234
--------------------------------------------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                      N/A
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,366,217
---------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         41.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        Amendment No. 1 to Schedule 13D

         The Reporting Person, Mission Critical Software, Inc., a Delaware corporation ("MCS") hereby amends and restates the Schedule 13D filed by the Reporting Person on March 8, 2000 with regard to the common stock, $.001 par value per share, of NetIQ Corporation ("NetIQ") for the purpose of amending and restating Items 4 and 5.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a)      Not applicable.

         (b) As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of NetIQ, with and into MCS in a statutory merger pursuant to the applicable provisions of Delaware Law. At the effective time of the Merger, the separate existence of Merger Sub will cease and MCS will continue as the Surviving Corporation and as a wholly-owned subsidiary of NetIQ. Each holder of outstanding MCS Common Stock will receive, in exchange for each share of MCS Common Stock held by such holder, 0.9413 shares of NetIQ Common Stock. NetIQ will assume each outstanding option to purchase MCS Common Stock under MCS's stock option plans. Furthermore, all rights to purchase shares of MCS Common Stock under MCS's Employee Stock Purchase Plan shall be converted into rights to purchase shares of NetIQ Common Stock and shall be assumed by NetIQ.

         Pursuant to the NetIQ Voting Agreements, the NetIQ Voting Agreement Stockholders have agreed to vote their shares of NetIQ Common Stock (plus any additional shares of NetIQ Common Stock and all additional options, warrants and other rights to acquire shares of NetIQ Common Stock) beneficially owned by the NetIQ Voting Agreement Stockholders (the "NetIQ Voting Agreement Shares") at every MCS stockholders meeting and every written consent in lieu of such a meeting to vote the shares (a) in favor of approval of the Merger, the Merger Agreement and the issuance of shares of NetIQ Common Stock in exchange for all outstanding capital stock of MCS as set forth in the Merger Agreement (the "NetIQ Approval Matters"), (b) in favor of any matter that could reasonably be expected to facilitate the NetIQ Approval Matters, and (c) in such manner as MCS may direct with respect to all other proposals submitted to the stockholders of NetIQ which, directly or indirectly, in any way relates to the NetIQ Approval Matters. The NetIQ Voting Agreements terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, or (ii) such date and time as the Merger Agreement shall have been terminated pursuant to
Article VII thereof.

         As a condition of MCS's willingness to enter into the Merger Agreement, NetIQ agreed to grant to MCS an option to acquire up to 3,520,234 shares of NetIQ Common Stock pursuant to a stock option agreement (the "NetIQ Stock Option Agreement"). The NetIQ Stock Option Agreement becomes exercisable if the Merger Agreement is terminated under certain circumstances. The NetIQ Stock Option Agreement expires upon the earliest of (i) the effectiveness of the Merger or (ii) twelve months after a termination of the Merger Agreement pursuant to certain of its provisions.

         As an inducement for NetIQ to enter into the Merger Agreement and in consideration thereof, certain stockholders of MCS entered into individual agreements with NetIQ (collectively the "MCS Voting Agreements") whereby each such stockholder (collectively, the "MCS Voting Agreement Stockholders") agreed, severally and not jointly, to vote all of the shares of MCS Common Stock beneficially owned by him in favor of approval and adoption of the Merger Agreement and approval of the Merger and certain related matters. NetIQ did not pay additional consideration to any MCS Voting Agreement Stockholder in connection with the execution and delivery of the MCS Voting Agreements.

                                 SCHEDULE 13D

         Pursuant to the MCS Voting Agreements, the MCS Voting Agreement Stockholders have agreed to vote their shares of MCS Common Stock (plus any additional shares of MCS Common Stock and all additional options, warrants and other rights to acquire shares of MCS Common Stock) beneficially owned by the MCS Voting Agreement Stockholders (the "MCS Voting Agreement Shares") at every MCS stockholders meeting and every written consent in lieu of such a meeting to vote the shares (a) in favor of the Merger and the Merger Agreement (the "MCS Approval Matters"), (b) in favor of any matter that could reasonably be expected to facilitate the MCS Approval Matters and (c) in such manner as NetIQ may direct with respect to all other proposals submitted to the stockholders of MCS which, directly or indirectly, in any way relates to the MCS Approval Matters. The MCS Voting Agreements terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, or (ii) such date and time as the Merger Agreement shall have been terminated pursuant to Article VII thereof.

         In addition, MCS agreed to grant to NetIQ an option to acquire up to 3,416,052 shares of MCS Common Stock pursuant to a stock option agreement (the "MCS Stock Option Agreement"). The MCS Stock Option Agreement becomes exercisable if the Merger Agreement is terminated under certain circumstances. The MCS Stock Option Agreement expires upon the earliest of (i) the effectiveness of the Merger or (ii) twelve months after a termination of the Merger Agreement pursuant to certain of its provisions.

         The purpose of the transactions under the MCS Voting Agreements, the NetIQ Voting Agreements, the MCS Stock Option Agreement and the NetIQ Stock Option Agreement is to enable NetIQ and MCS to consummate the transactions contemplated under the Merger Agreement.

         (c) Not applicable.

         (d) It is anticipated that upon consummation of the Merger, the directors of the Surviving Corporation shall be the directors of Merger Sub when formed. The initial officers of the Surviving Corporation shall be the following persons, who shall hold the same offices in NetIQ:

             Executive Chairman                 Michael Bennett
             Chief Executive Officer            Ching-Fa Hwang
             Chief Operating Officer            Steve Odom
             Chief Financial Officer            James Barth
             Chief Technical Officer            Tom Bernhardt

         (e) Other than as a result of the Merger described in Item 3 above, not applicable.

         (f) Not applicable.

         (g) Upon consummation of the Merger, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation. Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

         (h) - (i) Not applicable.

         (j) Other than described above, MCS currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although MCS reserves the right to develop such plans).

                                 SCHEDULE 13D

         References to, and descriptions of, the Merger and the Merger Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the copies of the Merger Agreement, included as an Exhibit to the Form 8-K filed by MCS on March 3, 2000.

         References to, and descriptions of, the MCS Stock Option Agreement, the NetIQ Stock Option Agreement and the NetIQ Voting Agreements as set forth in this Schedule 13D are qualified in their entirety by reference to the MCS Stock Option Agreement, the NetIQ Stock Option Agreement and the NetIQ Voting Agreement included as Exhibits A, B, and C, respectively, to this Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b) As a result of the NetIQ Voting Agreements, MCS may be deemed to be the beneficial owner of at least 7,366,217 shares of NetIQ Common Stock. Such NetIQ Common Stock constitutes approximately 41.8% of the issued and outstanding shares of NetIQ Common Stock based on the number of shares of NetIQ Common Stock outstanding as of February 24, 2000 (as represented by NetIQ in the Merger Agreement discussed in Items 3 and 4). MCS may be deemed to have the shared power to vote the Shares with respect to those matters described above. However, MCS (i) is not entitled to any rights as a stockholder of NetIQ as to the Shares and (ii) disclaims any beneficial ownership of the shares of NetIQ Common Stock which are covered by the Voting Agreements.

         To MCS's knowledge, no person listed on Schedule A has an ownership interest in NetIQ.

         Set forth on Schedule B are the names of the stockholders of NetIQ that have entered into an NetIQ Voting Agreement with MCS, and their present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, to MCS's knowledge.

         (c) To the knowledge of MCS, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

         (d) To the knowledge of MCS, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of NetIQ reported on herein.

         (e) Not applicable.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         The following document is re-filed as an amended exhibit:

         C. Form of Voting Agreement, dated February 26, 2000, between Mission Critical Software, Inc. and certain stockholders of NetIQ Corporation.


                                 SCHEDULE 13D

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 31, 2000                           MISSION CRITICAL SOFTWARE, INC.


                                                 By:  /s/ Stephen E. Odom
                                                      --------------------------
                                                      Stephen E. Odom
                                                      Chief Financial Officer


                                 SCHEDULE 13D